Exhibit (a)(1)(O)
INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
1. Delivery of Election Form. A properly completed and duly executed election form must be received by Lam Research Corporation by 11:59 p.m. Eastern Daylight Time on the Expiration Date.
Lam Research Corporation intends to disseminate an Acknowledgement of Receipt of Election Form via email to your Lam Research Corporation email address within two business days after your submission of your election form on the Offer website at https://lamrc.equitybenefits.com/. If you have not received an Acknowledgement of Receipt of Election Form in the timeframe prescribed, Lam Research Corporation recommends you email a copy of your Print Confirmation page you will have printed from the Offer website to the Lam Research Tender Offer Call Center at Lam409A@lamresearch.com prior to the expiration of the Offer.
You may change your election with respect to your Eligible Options at any time up to 11:59 p.m. Eastern Daylight Time on the Expiration Date. If the Offer is extended by Lam Research Corporation beyond that time, you may change your election with respect to your tendered Eligible Options at any time until the extended expiration date of the Offer. In addition, if Lam Research Corporation does not accept your tendered options by 9:00 p.m. Eastern Daylight Time on May 29, 2008, you may revoke your election with respect to your tendered options at any time thereafter until those options are accepted for amendment.
To validly change or revoke your election, you should access the Offer website at https://lamrc.equitybenefits.com/ and complete and deliver a new election form to Lam Research Corporation prior to the expiration of the Offer. You should print a copy of your revised election form and updated Print Confirmation page and keep those documents with your other records for the Offer. You may change your previously submitted elections as many times as you would like prior to the expiration of the Offer.
Lam Research Corporation will not accept any alternative, conditional or contingent tenders. All persons tendering Eligible Options will, by completing and executing the election form, waive any right to receive any notice of the acceptance of their tender, except as provided for in the Offer.
2. Tenders. If you intend to tender your Eligible Options pursuant to the Offer, you should log in to the Offer website at https://lamrc.equitybenefits.com/ and properly complete and duly execute the election form. If you elect to participate in the Offer, you must accept the Offer with respect to all of your Eligible Options.
3. Signatures on This Election Form. You must electronically sign this election form.
4. Requests for Assistance or Additional Copies. Any requests for assistance, as well as requests for paper copies of the Offer document or this election form may be directed to the Lam Research Tender Offer Call Center at (415) 498-5018 or Lam409A@lamresearch.com. Copies will be furnished promptly at Lam Research Corporation’s expense.
5. Irregularities. Lam Research will determine, at its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any elections or Eligible Options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any election form or any Eligible Options with respect to which elections have been made that we determine are not in appropriate form or that we determine are unlawful to accept. We will accept all Eligible Options with respect to which proper elections are made that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any election of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and Eligible Options with respect to which elections have been made. No elections will be deemed to have been properly made until all defects or irregularities have been cured by the option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any notice. Unless waived, any defects or irregularities in connection with the tender of an Eligible Option must be cured within such time as Lam Research shall determine. If the personalized election form available at https://lamrc.equitybenefits.com/ includes options that are not eligible for the Offer, Lam Research will not accept those options for amendment, but Lam Research does intend to accept for amendment any properly tendered Eligible Option set forth on each Eligible Option holder’s personalized election form.
6. Important Tax Information. You should refer to Section 15 of the Offer, which contains important U.S. federal tax information concerning the Offer. All Eligible Option holders with Eligible Options are strongly encouraged to consult with their own tax advisors as to the consequences of their participation in the Offer.
7. Copies. You should print a copy of this election form, after you have completed and signed it, and retain it for your records.
8. Paper Delivery. If you are not able to submit your election electronically via the Offer website as a result of technical failures inherent to the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper election form and return it to Lam Research Corporation via mail or overnight courier to: Lam Research Corporation, c/o Lam Tender Offer, 4650 Cushing Parkway, Fremont, CA 94538, or by fax to (510) 572-4442 before 11:59 p.m., Eastern Daylight Time, on Thursday, May 1, 2008. Only paper election forms that are completed, submitted, and actually received by us by mail, overnight courier, or fax, in accordance with the instructions above and by the deadline will be accepted. Election forms submitted by any other means or that are received after the deadline will not be accepted. The delivery of your election form is at your risk. To obtain a paper election form, please contact the Lam Research Tender Offer Call Center at (415) 498-5018 or Lam409A@lamresearch.com.
IMPORTANT: THE COMPLETED AND SIGNED ELECTION FORM MUST BE RECEIVED BY LAM RESEARCH CORPORATION BY 11:59 P.M. EASTERN DAYLIGHT TIME ON THE EXPIRATION DATE.